Proxy Results - MuniYield Pennsylvania Insured Fund
Meeting Date: 12/15/2000
Record Date: 10/20/2000
As of: 8/4/2000

				Units Voted			Percentage of Total Outstanding Units Voted					Percentage of Total Units Voted

	Shares Needed	Outstanding	Votes Needed							Votes Received
Fund	To Pass	Shares	50% + 1	For	Against	Abstain	For	Against	Abstain	over 50% + 1	Proposal 1 (Trustees)	For	Against	Abstain

Proposal 1 - Common	2,945,704.000	5,891,406.000	2,945,704.000	3,233,517.643	61,098.778	86,081.578	54.89%	1.04%	1.46%	287,813.643		95.65%	1.81%	2.55%

Proposal 1 - Preferred	801.000	1,600.000	801.000	1,593.000	0.000	7.000	99.56%	0.00%	0.44%	792.000	Brackenridge	99.56%	0.00%	0.44%

Last Updated on 08/08/2000
By Win95 User